Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

Member

Berkeley Point Financial LLC:

We consent to the incorporation by reference in the registration statement on Form S-4 of Newmark Group, Inc., pertaining to the registration of 20,000,000 shares of its Class A common stock and rights to acquire shares of its Class A common stock, of our report dated August 23, 2017, with respect to the consolidated statements of operations, changes in member’s capital, and cash flows of Berkeley Point Financial LLC for the year ended December 31, 2016, not incorporated by reference herein, which report appears in the December 31, 2018 annual report on Form 10-K of Newmark Group, Inc. and to the reference to our firm under the heading “Experts” in such registration statement.

/s/ KPMG LLP

Boston, Massachusetts
May 20, 2019